UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number: 001-34464
CUSIP Number: 76116A 108
(Check one):
☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2009
☐    Transition Report on Form 10-K
☐    Transition Report on Form 20-F
☐    Transition Report on Form 11-K
☐    Transition Report on Form 10-Q
☐    Transition Report on Form N-SAR
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — Registrant Information
Full Name of Registrant: Resolute Energy Corporation
Address of Principal Executive Office (Street and Number): 1675 Broadway, Suite 1950
City, State and Zip Code: Denver, CO 80202

PART I — Registrant Information
PART II — Rules 12b-25(b) and (c)
PART III — Narrative
PART IV — Other Information

PART II — Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑
(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — Narrative
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Company completed a complex transaction on September 25, 2009, requiring the preparation of an unusually complex and difficult set of financial statements for the third quarter. This caused an unexpected delay in the Company preparing its financial statements for the period. Due to the delay in preparation of the financial statements, and without incurring unreasonable effort or expense, the Company was unable to provide sufficient time for its auditors to review the subject report.
PART IV — Other Information
(1)	Name and telephone number of person to contact in regard to this notification.

(Name)	(Area Code) (Telephone No.)
James M. Piccone	303-534-4600
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of

1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s). ☑ Yes ☐ No
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☑ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Resolute Energy Corporation

(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2009	By:	/s/ James M. Piccone
James M. Piccone, President